Comment Number	Page[s]	Explanation
1 .		Graphics sent via separate cover.
2 .	5	Disclosure revised. As there was no sale of securities, no exemption was required; however, to the extent there was a sale of securities, it qualifies under Section 4(1) or the 4(1 ½) doctrine.
3 .	6	Clarified
4 .	7	Disclosure added
5 .	8	Disclosure modified. No disruptions have been experienced.
6 .	8	Described
7 .	10	Revised
8 .	11	Language eliminated. Any tax imposed would be passed on to the customers.
9 .	12	Language eliminated
10 .	12	Language revised
11 .	15	Language eliminated
12 .	20	Disclosure added
13 .	20	Disclosure added
14 .	21	Language added
15 .	25	Disclosure added
16 .	25	Disclosure added
17 .	25-26	Disclosure added
18 .	25	Disclosure added
19 .	27	Disclosure added
20 .	27	Disclosure added
21 .		Sent under separate cover. The company did not enlist CSFB to prepare the report in connection with this or any other offering by the company.
22 .	30-31	Disclosure added
23 .	30	Disclosure eliminated
24 .	30	Disclosure eliminated
25 .	32	Disclosure added
26 .	31	Disclosure revised
27 .	37	Disclosure added
28 .	34

Disclosure revised.  Note that disclosure of the months of prepaid rent have been added and that the years in the table are fiscal years, which accounts for the variations noted by the staff in this comment.

29 .	33	Disclosure added
30 .	33	Disclosure added
31 .	33	Disclosure added
32 .	34	Disclosure added. Note the contract requiring the $4,000/month payment has not been signed.
33 .	34	Disclosure revised

34 .	34	Disclosure added
35 .	34-35	Duplicate disclosure eliminated
36 .	36	Disclosure revised and clarified to conform to treatment of founders’ share issuance in the financial statements
37 .	37	Disclosure added
38		Filed
39 .	38	Disclosure added
40 .		See below
41 .		See below
42 .		See below
43 .	32	Disclosure added
44 .		See below
45 .		See below
46 .		See below
47 .		See below
48 .		See below
49 .		Previously filed as exhibit 5.1

ACCOUNTING COMMENTS:

Comments 40 – 48 addressed through revisions to the financial statements as marked.

As to Comment 42:  he shares in questions were not sold, but subscribed to in connection with the Private Placement Agreement referred to elsewhere in the SB2. The shares had not been issued and therefore were not reflected as equity or proceeds form the issuance of common stock. We added a disclosure note under significant events in the interim financial statements to describe more fully.